                                                               EXHIBIT 1.A(5)(b)

                        ADJUSTABLE TERM INSURANCE RIDER

This Rider is a part of the policy to which it is attached if this Rider is shown in the Schedule. This Rider must be read with all Policy provisions. This Rider does not participate in our surplus earnings. This Rider has no loan provision or Cash Surrender Value. The Rider effective date is the Policy Date, if added later, the Monthly Processing Date on or next following the date your application for this Rider is approved by us.

THE DEATH BENEFIT. Subject to all the Rider's terms and upon receipt of due proof that the Insured died while this Rider was in force, we will determine the benefit payable to the Beneficiary which will provide the Target Death
Benefit.

The amount of the term death benefit is the difference, at the time of the determination of Death Proceeds, between the Target Death Benefit and the Base Death Benefit provided by the Policy. In no event will this benefit be less than zero. The term death benefit is not increased or decreased by Policy Loan activity. For example, if the Target Death Benefit is $100,000 at the time of determination and the Base Death Benefit is $60,000 at the time of determination, this Rider's death benefit is $40,000.

The Target Death Benefit is shown in the Schedule attached to your Policy. It may be a constant amount or it may change at the beginning of a Policy year. At issue, the maximum amount of Target Death Benefit is equal to five times the Stated Death Benefit of your Policy. The Target Death Benefit may be reduced if there is a Partial Withdrawal. If a Partial Withdrawal reduces the Stated Death Benefit of your Policy, the Target Death Benefit for the current year and all future years will be reduced by an amount equal to the reduction in the Stated Death Benefit and you will receive a new Schedule reflecting the new Target Death Benefit. See your Policy for details.

The Stated Death Benefit provided by your Policy is defined in your Policy.

DEFINITIONS. The Insured means the person Insured under the Policy to which this Rider is attached.

SURRENDER CHARGE. There is no Surrender Charge applicable to this Rider.

COST OF INSURANCE. The cost of insurance for this Rider is determined on a monthly basis. The cost is added to the Policy's monthly deduction from the Account Value as of each Monthly Processing Date until this Rider terminates. The cost of insurance rates will be determined by us from time to time. They will be based on the issue Age and Premium Class of the Insured, as well as the duration since the Policy Date. The cost of insurance for this Rider is calculated as the monthly cost of insurance rate multiplied by the death benefit (in thousands) or the Rider.

The monthly guaranteed maximum cost of insurance rates per $1,000 for this Rider are shown in the Schedule on the Target Death Benefit Schedule attached to your Policy.

OWNER. The Owner of the Policy is the Owner of this Rider.

INCONTESTABILITY. After this Rider has been in force during the Insured's life for two years from the Policy Date, we will not contest the statements in the application for this Rider attached at the time the Rider is issued.

After this Rider has been in force during the Insured's life for two years from the effective date of any increase in the amount of insurance, we will not contest the statements in the application for the increase.

Form R2001-3/96

After this Rider has been in force during the Insured's life for two years from the effective date of any reinstatement of the Rider, we will not contest the statements regarding the insured in the application for such reinstatement of this Rider.

SUICIDE EXCLUSION. If the Insured commits suicide, while sane or insane, within two years of the Rider effective date, we will make a limited payment to the Beneficiary. We will pay in one sum the amount of the cost of insurance for this Rider which was deducted from the Account Value. If the insured commits suicide, while sane or insane, within two years of the effective date of any increase in the amount of insurance under this Rider, we will make a limited payment to the Beneficiary for the increase. This payment will equal the cost of insurance which was deducted from the Account Value for the increased portion of the death benefit.

MISSTATEMENT OF AGE. If the Insured's Age has been misstated, any amount payable by us will be adjusted. The amount payable will be that which the cost of insurance which was deducted from the Account Value as of the last Monthly Processing Date prior to the death of the Insured would have purchased for the Insured's correct Age.

CHANGE IN AMOUNT OF COVERAGE. On any Policy anniversary after the first Rider anniversary, the Target Death Benefit under this Rider may be changed. The Target Death Benefit may be increased or decreased by sending a written request to our Customer Service Center. Any request for increased death benefits will automatically be an increase to the Stated Death Benefit as well as to the Target Death Benefit unless you specifically request an increase to only the Target Death Benefit. You may increase or decrease the Target Death Benefit only once each Policy year. You may not increase insurance coverage provided by this Rider after the Insured is Age 85. Any change in coverage may not be for an amount less than $1,000. Such change is subject to the following conditions:

a) Any requested decrease in Target Death Benefit is subject to our approval. Our approval may be conditioned on eliminating any future scheduled increases to the Target Death Benefit.

b) Any request for an increase must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the Insured is still insurable for the same Premium Class as this Policy according to our normal rules of underwriting for this type of Policy. An increase will also be subject to the existence of sufficient Net Cash Surrender Value to cover the monthly deduction for the next two months.

c) For any increase or addition to coverage, the effective date will be the Policy anniversary that falls on or next follows the date the supplemental application is approved by us. For any decrease in coverage, the effective date will be the Policy anniversary that falls on or next follows receipt of the written request to reduce coverage. For any change in coverage, a supplemental schedule will be issued.

DECREASE IN STATED DEATH BENEFIT. Any requested decrease in the Stated Death Benefit in the policy shall eliminate any future scheduled increases in the Target Death Benefit. We may choose not to eliminate these increases upon submission of evidence satisfactory to us that the insured is still insurable for the same Premium Class as this Policy according to our normal rules.

TERMINATION. This Rider will terminate on the earliest of the following dates:

1.   the expiration of the grace of the Policy;


Form R2001-3/96
Page 2

2.   the termination or surrender of the Policy;

3. the receipt by us of a written request from you to cancel this Rider on any Monthly Processing Date;

4.   the Policy anniversary nearest the 100th birthday of the Insured.

Any deduction for the cost of insurance after termination of this Rider will not be considered a reinstatement of this Rider nor a waiver by us of the termination. Any such deduction will be credited to the Account Value of the Policy as of the date of the deduction.

REINSTATEMENT. If you reinstate you Policy under the reinstatement provisions provided in the Policy, this rider will be reinstated.


Signed for the Company at Denver, Colorado

SECURITY LIFE OF DENVER INSURANCE COMPANY


/s/ Eugene L. Copeland

SECRETARY

Form R2001- 3/96
Page 3